UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39559

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Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

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No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.
	By:	/s/ Biao Wei
Biao Wei
Director and Chief Executive Officer

Date: August 19, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Notice of the Annual General Meeting and Proxy Statement for the Annual General Meeting
Exhibit 99.2	Proxy Card for the Annual General Meeting
Exhibit 99.3	Fourth Amended and Restated Memorandum and Articles of Association
Exhibit 99.4	Form of Share Subscription Agreement by and between Lixiang Education Holding Co., Ltd. and investors thereto dated as of August 19, 2026
Exhibit 99.5	Share Subscription Agreement by and between Lixiang Education Holding Co., Ltd. and Mr. Biao Wei dated as of August 19, 2026

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